John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

September 23, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File No. 333-190410; 811-22208)

Dear Ms. Hatch:

On August 6, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Form N-14. The Form N-14 was filed for the purpose of soliciting the vote of shareholders of the Dana Large Cap Core Fund (the “Predecessor Fund”), a series of the Epiphany Funds, on a Plan of Reorganization to reorganize the Dana Large Cap Core Fund into the Dana Large Cap Equity Fund (the “Fund”), a separate series of the Trust.

On August 26 2013, you provided comments to me relating to the Form N-14. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comments. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Form N-14.

Questions and Answers Relating to the Reorganization

1.	Comment: Is there any significance to the name change of the Predecessor Fund (the Dana Large Cap Core Fund) to that of the Fund (the Dana Large Cap Equity Fund).

Response:    No. The Adviser to the Fund determined to recommend that the Board of Trustees of the Trust designate the Fund as the Dana Large Cap Equity Fund and the Board of Trustees accepted that recommendation. The investment objective and strategies of the Fund will not differ from those of the Predecessor Fund except that the Fund’s investment strategies that are in place to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended, will include a requirement that 80% of the Fund’s net assets will be invested in the equity securities of large cap issuers (emphasis added).

2.	Comment: On the following question: “Will the Reorganization result in new or higher fees for shareholders?” please revise the response to state that the expenses “should be slightly less” rather than “will be slightly less.”

Response:    The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 23, 2013

3.	Comment: Please add the date through which expenses of the Fund will be capped into the 3rd to the last Q&A.

Response:    The Trust has revised the disclosure as you have requested.

Synopsis – Fees and Expenses

4.	Comment: In the fee table footnotes, there are footnotes numbered 7 and 8 that do not tie to data in the tables. Please remove.

Response:    The Trust has revised the disclosure as you have requested.

Synopsis – How the Funds Compare

5.	Comment: Item 3 to Form N-14 requires that there be included in the synopsis a comparison of the distribution and purchase procedures and exchange rights of the Funds. Also, immediately following the synopsis, please include the principal risk factors and a brief discussion of them. Please correct the ordering of this section.

Response:    The Trust has included in the synopsis portion of the Form N-14 a discussion of the distribution and purchase procedures and exchange rights of the Funds. This section is entitled “The Funds’ Purchase, Exchange and Redemption Procedures,” and it follows the discussion of the investment limitations of the Funds and their performance comparison. Additionally, following the discussion on the distribution and purchase procedures and exchange rights of the Funds is a discussion of the principal risk factors. As such, the Trust has not revised the ordering of information in its Form N-14.

Synopsis – Exchange Privilege

6.	Comment: Under the exchange privilege discussion, it is noted that shares of the Fund may be exchange for shares of another fund within the Epiphany Funds and shares of the Acquiring Fund may not be exchanged for shares of another fund in the Trust. This information should be made more prominent. Consider disclosing this information in the Q&A section of the N-14.

Response:    The Trust has revised the disclosure as you have requested.

Information Relating to the Reorganization

7.	Comment: The last paragraph in this section describes that the reorganization is subject to Section 15(f) of the Investment Company Act of 1940, as amended. Please disclose the circumstance that is triggering the Section 15(f) related disclosure.

Response:    The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 23, 2013

Federal Income Taxes

8.	Comment: Please disclose in this paragraph that the cost basis and the holding period of the securities in the Fund will not change as a result of the reorganization.

Response:    The Trust has revised the disclosure as you have requested.

*                                 *                                 *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively